UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number 0-28685

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q ☐  Form 10-D ☐  Form N-SAR  ☐ Form N-CSR

 For Period Ended: 06-30-2010

          ☐ Transition Report on Form 10-K
          ☐ Transition Report on Form 20-F
          ☐ Transition Report on Form 11-K
          ☐ Transition Report on Form 10-Q
          ☐ Transition Report on Form N-SAR

               For the Transition Period Ended: N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I— REGISTRANT INFORMATION

Vertical Computer Systems, Inc.

Full Name of Registrant

Scientific Fuel Technologies, Inc.

 Former Name if Applicable

101 West Renner Road, Suite 300

 Address of Principal Executive Office (Street and Number)

Richardson, TX 75082

 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant, Vertical Computer Systems, Inc. (the “Company”) has experienced delays in resolving general accounting and financial reporting issues of the Registrant, including related footnote disclosures, which are material to the Registrant’s financial statements.  In addition, the Registrant has experienced delays in resolving accounting issues associated with the Company’s new subsidiary, SnAPPnet, Inc. and its recent acquisition, which are material to the Registrant’s financial statements and footnote disclosures.  As a result, Registrant’s accounting department requires additional time to accumulate and review its subsidiaries’ financial information in order to complete the consolidation process, as well as to complete its own financial statements and disclosures, and cannot, without unreasonable effort and expense, file its Form 10-Q on or before the prescribed filing date.  Registrant expects to obtain all required data within the next several days and, as a result, expects to file the Form 10-K within five days after the prescribed filing date.

PART IV—OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

David Braun	(972) 437-4516
(Name)	(Area Code) (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)   Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vertical Computer Systems, Inc.

 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2010		/s/ David Braun
	By:	David Braun, Chief Financial Officer

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